

August 17, 2010

<u>Via Facsimile and U.S. Mail</u>

Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E.
Atlanta, GA 30309

   **Re: BlueLinx Holdings Inc.
     Schedule 14D-9 filed August 13, 2010
     File No. 005-80230**

Dear Mr. Hanson:

   We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>General</u>

1. We note that the Offerors own 55% of the total number of shares outstanding and currently have five board seats. In addition, we note it appears that the five affiliated directors will continue to hold their positions on the board after the Offer. Please advise us as to why you believe that the issuer should not be included as a filing person on the Schedule 13E-3. Please see the discussion of factors to consider in Interpretive Responses 201.01 and 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations. In addition, please address whether management will receive any change in control payments or accelerated vesting of securities in connection with the going private transaction.

Mark Hanson, Esq.
Jones Day
August 17, 2010
Page 2

Background of the Offer, page 5

2. We note that you begin the discussion with the Cerberus letter dated July 21, 2010. Please revise to describe any contacts with the Offerors during the past two years regarding any significant corporate events, or advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions